

December 15, 2010

Mr. William George
Executive Vice President and Chief Financial Officer
Comfort Systems USA, Inc.
675 Bering Drive, Suite 400
Houston, TX 77057

      RE: Comfort Systems USA, Inc.
              Form 10-K for the Fiscal Year ended December 31, 2009
              Forms 10-Q for the Fiscal Quarters ended March 31, 2010, June 30,
              2010 and September 30, 2010
              Form 8-K/A Filed on October 6, 2010
              Schedule 14A Filed on April 16, 2010
              File No. 1-13011

Dear Mr. George:

      We have limited our review to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2009</u>

<u>Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 23</u>

<u>Results of Operations, page 29</u>

1. Please disclose in future filings how you determine the stores included in the same store amounts, including when new stores are included and how closed stores are treated. Please also consider disclosing the beginning and ending numbers of stores for each period discussed along with a reconciliation of the

activity during each period showing stores acquired, stores opened and stores closed or sold. Please show us in your supplemental response what the revisions will look like.

Liquidity and Capital Resources, page 32

2. Please revise your liquidity section in future filings to discuss the changes in your operating, investing, and financing cash flows as depicted in your statement of cash flows. Your discussion should focus on the primary drivers of and other material factors necessary to an understanding of your cash flows and the indicative value of historical cash flows. Please refer to the SEC Interpretive Release No. 33-8350. Please show us in your supplemental response what the revisions will look like.

3. You disclose on page 32 that positive free cash flow represents funds available to invest in significant operating initiatives, to acquire other companies, or to reduce your outstanding debt or equity. Please remove this disclosure from future filings, as it implies that free cash flow represents the residual cash flow available for discretionary expenditures. Refer to Compliance and Disclosures Interpretation 102.07 which is available on our website at http://www.sec.gov/divisions/corpfin/guidance/nongaapinterp.htm.

Signatures, page 82

4. We note that your principal financial officer and your principal accounting officer have each signed the annual report on Form 10-K on behalf of the registrant, but they do not appear to have signed individually in their respective capacities as your principal financial officer and your principal accounting officer. Your annual report on Form 10-K must be signed by the registrant, and individually by your principal executive officer, your principal financial officer, your controller or principal accounting officer, and by at least the majority of your board of directors. Please see General Instruction D(2)(a) of Form 10-K and the signature page section of Form 10-K. In the future, please ensure that your filings are properly executed.

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2010

General

5. Please address the above comments in your interim filings as well, as applicable.

Item 2 – Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Results of Operations, page 26

6. You discuss same store selling, general and administrative expenses, excluding amortization expense, on page 27. Please revise your future filings to include amortization expense as a part of same store selling, general and administrative expenses. Alternatively, you should present the disclosures required by Item 10(e) of Regulation S-K. Your disclosures should identify this item as a non-GAAP performance measure and explain why your management believes that excluding amortization expense from this measure provides useful information to investors regarding your financial condition and results of operations. Please show us in your supplemental response what the revisions will look like.

FORM 8-K/A FILED OCTOBER 6, 2010

Exhibits 99.2 and 99.3

7. The audit reports dated March 8, 2010 and March 17, 2009 on the financial statements of ColonialWebb Contractors Company are unsigned. Please amend your Form 8-K/A to provide signed audit reports for these financial statements.

DEFINITIVE PROXY STATEMENT FILED APRIL 16, 2010

Compensation Discussion and Analysis, page 17
Elements of Compensation, page 17
Base Salary, page 18

8. We note that each named executive received a salary increase in 2009, and Mr. Lane received an increase that in both percentage terms and absolute terms was more significant than the increases received by the other named executive officers. With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the reasons for these increases and the process undertaken to determine them.

Annual Incentive Bonus, page 19

9. We note that each named executive officer received an annual incentive bonus in 2009. We further note that each of these bonuses consisted of an Objective Bonus (as defined in your disclosure) and a Subjective Bonus (as defined in your disclosure). With a view towards future disclosure, please provide us with a materially complete discussion and analysis of the reasons for the payment of the

Subjective Bonuses and the process undertaken to determine them. Please provide a detailed response and to the extent required for clarity please address each named executive officer individually. In addition, with a view towards future disclosure, please provide us with the percentage of the overall annual incentive bonus in 2009 that the Objective Bonus represented for each named executive officer. With a view towards future disclosure, please also provide us with the actual EPS amount you used to determine the Objective Bonuses for 2009. Finally, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008. In that letter, in response to comment 14 in our letter to you dated July 17, 2009, which sought the disclosure in future filings of the elements of individual performance and contribution that are taken into account and lead to the decision to award annual incentive bonuses, you represented that you would "include a more detailed description of these elements of individual performance in future Definitive Proxy Statement filings." Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Stock Options, page 21

10. With a view towards future disclosure, please tell us the factors the Committee used to determine the number of stock options to award to each named executive officer. In addition, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008. In that letter, in response to comment 15 in our letter to you dated July 17, 2009, which sought the disclosure in future filings of the factors used to determine the size of the stock option awards, you represented that you would "include a more detailed description of these factors in future Definitive Proxy Statement filings." Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Performance Stock Awards, page 21

11. With a view towards future disclosure, please tell us your historical performance targets, the actual performance achieved (to the extent a target was achieved) and the actual amount of performance stock awarded to each named executive officer. The predetermined targets appear to be material to and form the basis of the Committee's decision regarding the amount of the performance stock awards granted. Please also ensure that you disclose the types of predetermined goals to be met in order for the unvested performance stock awards granted in prior years to be earned. In addition, we refer you to your letter to us dated August 21, 2009, in connection with our review of your annual report on Form 10-K for the fiscal year ended December 31, 2008. In that letter, in response to comment 16 in our

letter to you dated July 17, 2009, which sought the disclosure in future filings of the performance goals and payouts used for the performance stock awards, you represented that you would "include a more detailed description of these items in future Definitive Proxy Statement filings." Please reconcile this representation with the disclosure in your definitive proxy statement filed on April 16, 2010.

Stock Ownership Guidelines, page 24

12. In future filings, please disclose the status of each named executive officer's compliance with your stock ownership policy.

Summary of Executive Compensation, page 25

13. Please confirm for us that you computed the aggregate grant date fair value of the reported equity awards in accordance with FASB ASC Topic 718 and, in future filings, please disclose this in the notes to the summary compensation table and the director compensation table.

* * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sherry Haywood, Staff Attorney, at (202) 551-3345 or, in her absence, Dietrich King, Staff Attorney, at (202) 551-3338 if you have any questions regarding legal or disclosure matters. Please contact Jeffrey Gordon, Staff Accountant, at

(202) 551-3866 or, in his absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief